New Issue Announcement
PERTH, AUSTRALIA
23 November 2004

Orbital Corporation Limited today announced that it issued a total of 578,000 fully paid ordinary shares on November 18, 2004 to eligible employees pursuant to the terms of its Employee Share Plan.

The shares were issued for nil consideration at a value of A$0.1384 per share.

Orbital now has 410,595,878 fully paid ordinary shares on issue.


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668